SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 6
                                       To
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                         ASSISTED LIVING CONCEPTS, INC.
                            (Name of Subject Company)

                             MP ACQUISITION CO., LLC
                            MACKENZIE PATTERSON, INC.
                                    (Bidder)

                          COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                              Copy to:
           Howard Kaplan                      Paul J. Derenthal, Esq.
           MacKenzie Patterson, Inc.          Derenthal & Dannhauser
           1640 School Street                 One Post Street, Suite 575
           Moraga, California  94556          San Francisco, California  94104
           (925) 631-9100                     (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

           Transaction                                 Amount of
           Valuation*                                  Filing Fee

           $1,550,000                                  $142.60

* For purposes of calculating the filing fee only. Assumes the purchase of 500,000 Shares at a purchase price equal to $3.10 per Share in cash.


[ X ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: $142.60
         Form or Registration Number: Schedule TO; Schedule TO-T/A Filing Party: Above Bidder
         Date Filed: May 22, 2002; August 2, 2002




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[ ]      Check the box if the filing relates solely to preliminary
         communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                         FINAL AMENDMENT TO TENDER OFFER

     This final amendment to Tender Offer Statement on Schedule TO relating to the offer by MP ACQUISITION CO., LLC (the "Purchaser") to purchase up to 500,000 shares of the Common Stock, Par Value $.01 (the "Shares") of ASSISTED LIVING CONCEPTS, INC., a Nevada corporation (the "Issuer"), the subject company. The Offer terminated on August 15, 2002. The Offer resulted in the tender by Share holders, and acceptance for payment by the Purchaser, of a total of 464,000 Shares. Upon completion of the Offer, the Purchaser and its affiliates held an aggregate of approximately 767,549 Shares, or approximately 11.9% of the total outstanding Shares.


























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                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 27, 2002

MP ACQUISITION CO., LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MACKENZIE PATTERSON, INC.

By:      /s/ Christine Simpson
         ---------------------------------
         Christine Simpson, Vice President
























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